Exhibit 99.1

Yalla Group Limited Announces Unaudited Fourth Quarter and Full Year 2023 Financial Results

DUBAI, UAE, March 11, 2024 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial and Operating Highlights

•
Revenues were US$80.9 million in the fourth quarter of 2023, representing an increase of 7.7% from the fourth quarter of 2022.
o
Revenues generated from chatting services in the fourth quarter of 2023 were US$52.2 million.
o
Revenues generated from games services in the fourth quarter of 2023 were US$28.5 million.
•
Net income was US$29.7 million in the fourth quarter of 2023, a 79.0% increase from US$16.6 million in the fourth quarter of 2022. Net margin1 was 36.6% in the fourth quarter of 2023.
•
Non-GAAP net income2 was US$33.4 million in the fourth quarter of 2023, a 53.8% increase from US$21.7 million in the fourth quarter of 2022. Non-GAAP net margin3 was 41.3% in the fourth quarter of 2023.
•
Average MAUs4 increased by 13.3% to 36.2 million in the fourth quarter of 2023 from 32.0 million in the fourth quarter of 2022.
•
The number of paying users5 on our platform decreased by 4.2% to 11.9 million in the fourth quarter of 2023 from 12.5 million in the fourth quarter of 2022 due to a near-term game mechanism adjustment.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein; YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat and WeMuslim do not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat and WeMuslim. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Full Year 2023 Highlights

•
Revenues were US$318.9 million in 2023, representing an increase of 5.0% from 2022.
o
Revenues generated from chatting services in 2023 were US$211.8 million.
o
Revenues generated from games services in 2023 were US$106.7 million.
•
Net income was US$113.1 million in 2023, a 43.0% increase from US$79.0 million in 2022. Net margin was 35.5% in 2023.
•
Non-GAAP net income was US$131.0 million in 2023, a 23.9% increase from US$105.7 million in 2022. Non-GAAP net margin was 41.1% in 2023.

Key Operating Data	For the three months ended
	December 31, 2022	December 31, 2023

Average MAUs (in thousands)	31,987	36,237

Paying users (in thousands)	12,457	11,930

“2023 was a pivotal year for Yalla. Amid the dynamic global landscape, we forged ahead with our effective strategy for high-quality growth and capped the year with strong fourth quarter financial and operational results,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Our revenues increased by 7.7% year-over-year to US$80.9 million for the fourth quarter, exceeding the upper end of our guidance, primarily driven by robust revenue growth from games services of 35.2% year-over-year. Furthermore, our game mechanism enhancements aimed at boosting user engagement and delivering better user experiences are bearing fruit. In the fourth quarter, our average MAUs reached 36.2 million, up 13.3% year-over-year, and paying users increased by 6.2% from last quarter to 11.9 million, indicating users’ growing willingness to pay on our platform.

“Along with our constant efforts to optimize our flagship applications, we made great strides with our mid- and hard-core games in the past year. With the successful launch of our two hard-core games, we have deepened our engagement in the mid- and hard-core game business and gained vast experience across key aspects of MENA’s gaming market. Furthermore, we are honored to be included in the inaugural Fortune 500 Arabia list rolled out in 2023, an award that highlights the most prominent companies in the MENA region. As MENA’s rich emerging opportunities attract growing interest and investment from around the globe, we will continue leveraging our profound local insights to broaden our business horizons, fortifying our position as the most popular destination for online social networking and entertainment in MENA,” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “We achieved robust 2023 results with full-year revenue rising to US$318.9 million, another testament to our ability to deliver growth in a rapidly evolving environment. We continued to actively optimize costs and expenses to improve our overall efficiency, greatly enhancing profitability for both the fourth quarter and the full year. Fourth quarter net income increased by 79.0% year-over-year to US$29.7 million with a net margin of 36.6%, while full-year net income increased by 43.0% year-over-year to US$113.1 million with a net margin of 35.5%. Moving forward, we will continue to pursue quality growth, improve operational efficiency, and invest in our Yalla ecosystem. We are confident that our solid business fundamentals and healthy cash position will empower us to capitalize on future opportunities, driving sustainable growth and creating value for all of our stakeholders.”

Fourth Quarter 2023 Financial Results

Revenues

Our revenues were US$80.9 million in the fourth quarter of 2023, a 7.7% increase from US$75.1 million in the fourth quarter of 2022. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 13.3% from 32.0 million in the fourth quarter of 2022 to 36.2 million in the fourth quarter of 2023. Our solid revenue growth was also partially attributable to the significant increase in ARPPU6, which grew from US$6.01 in the fourth quarter of 2022 to US$6.58 in the fourth quarter of 2023.

In the fourth quarter of 2023, our revenues generated from chatting services were US$52.2 million, and revenues from games services were US$28.5 million.

Costs and expenses

Our total costs and expenses were US$57.6 million in the fourth quarter of 2023, a 4.1% decrease from US$60.1 million in the fourth quarter of 2022.

Our cost of revenues was US$30.6 million in the fourth quarter of 2023, an 11.4% increase from US$27.4 million in the same period last year, primarily due to an increase in incentive compensation and a one-time game cost related to UI design fees. Cost of revenues as a percentage of our total revenues increased to 37.8% in the fourth quarter of 2023, compared with 36.5% in the fourth quarter of 2022.

Our selling and marketing expenses were US$10.4 million in the fourth quarter of 2023, a 27.3% decrease from US$14.3 million in the same period last year, primarily driven by our more disciplined advertising and promotion approach and lower share-based compensation expenses recognized in the fourth quarter of 2023. Selling and marketing expenses as a percentage of our total revenues decreased from 19.0% in the fourth quarter of 2022 to 12.8% in the fourth quarter of 2023.

Our general and administrative expenses were US$11.3 million in the fourth quarter of 2023, a 13.3% decrease from US$13.0 million in the same period last year, primarily driven by lower share-based compensation expenses recognized in the fourth quarter of 2023. General and administrative expenses as a percentage of our total revenues decreased from 17.4% in the fourth quarter of 2022 to 14.0% in the fourth quarter of 2023.

Our technology and product development expenses remained stable at US$5.4 million in the fourth quarter of 2023 and in the same period last year. Technology and product development expenses as a percentage of our total revenues decreased from 7.2% in the fourth quarter of 2022 to 6.7% in the fourth quarter of 2023.

Operating income

Operating income was US$23.3 million in the fourth quarter of 2023, a 55.2% increase from US$15.0 million in the fourth quarter of 2022.

Non-GAAP operating income7

Non-GAAP operating income in the fourth quarter of 2023 was US$27.1 million, a 34.1% increase from US$20.2 million in the same period last year.

6 “ARPPU” refers to average revenues per paying user in a given period, which is calculated by dividing (i) revenues for such period, by (ii) the number of paying users for such period. When calculating the ARPPU, we include revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla (since the fourth quarter of 2022) and Ludo Royal (since the third quarter of 2023) in a given period.

7 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Interest income

Our interest income was US$6.5 million in the fourth quarter of 2023, compared with US$2.3 million in the fourth quarter of 2022, primarily due to an increase in interest rates applicable to the Company’s bank deposits and a continued increase in the Company’s cash position.

Income tax expense

Our income tax expense was US$0.54 million in the fourth quarter of 2023, compared with US$0.42 million in the fourth quarter of 2022.

Net income

As a result of the foregoing, our net income was US$29.7 million in the fourth quarter of 2023, a 79.0% increase from US$16.6 million in the fourth quarter of 2022.

Non-GAAP net income

Non-GAAP net income in the fourth quarter of 2023 was US$33.4 million, a 53.8% increase from US$21.7 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.20 and US$0.17, respectively, in the fourth quarter of 2023, while basic and diluted earnings per ordinary share were US$0.11 and US$0.09, respectively, in the same period of 2022.

Non-GAAP earnings per ordinary share8

Non-GAAP basic and diluted earnings per ordinary share were US$0.22 and US$0.19, respectively, in the fourth quarter of 2023, compared with US$0.14 and US$0.12, respectively, in the same period of 2022.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of December 31, 2023, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$535.7 million, compared with US$453.0 million as of December 31, 2022.

Full Year 2023 Financial Results

Revenues

Our revenues were US$318.9 million in 2023, a 5.0% increase from US$303.6 million in 2022. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability.

Our revenues generated from chatting services were US$211.8 million in 2023, and our revenues generated from games services were US$106.7 million in 2023.

8 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Costs and expenses

Our total costs and expenses were US$222.5 million in 2023, compared with US$224.9 million in 2022.

Our cost of revenues remained relatively stable at US$114.5 million in 2023, compared with US$113.8 million last year. Cost of revenues as a percentage of our total revenues decreased from 37.5% in 2022 to 35.9% in 2023.

Our selling and marketing expenses were US$45.4 million in 2023, a 9.1% decrease from US$49.9 million in 2022, primarily due to our more disciplined advertising and promotion approach. Selling and marketing expenses as a percentage of our total revenues decreased from 16.4% in 2022 to 14.2% in 2023.

Our general and administrative expenses remained relatively stable at US$36.8 million in 2023, compared with US$36.6 million in 2022. General and administrative expenses as a percentage of our total revenues decreased from 12.0% in 2022 to 11.5% in 2023.

Our technology and product development expenses were US$25.8 million in 2023, a 5.0% increase from US$24.6 million in 2022, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues remained stable at 8.1% in 2023.

Operating income

Operating income was US$96.4 million in 2023, compared with US$78.7 million in 2022.

Non-GAAP operating income

Non-GAAP operating income in 2023 was US$114.3 million, compared with US$105.4 million in 2022.

Interest income

Our interest income was US$19.8 million in 2023, compared with US$3.3 million in 2022, primarily due to an increase in interest rates applicable to the Company’s bank deposits and a continued increase in the Company’s cash position.

Income tax expense

Our income tax expense was US$2.7 million in 2023, compared with US$2.6 million in 2022.

Net income

Our net income was US$113.1 million in 2023, a 43.0% increase from US$79.0 million in 2022.

Non-GAAP net income

Non-GAAP net income in 2023 was US$131.0 million, a 23.9% increase from US$105.7 million in 2022.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.74 and US$0.65, respectively, in 2023, compared with US$0.52 and US$0.45, respectively, in 2022.

Non-GAAP earnings per ordinary share

Non-GAAP basic and diluted earnings per ordinary share were US$0.85 and US$0.74, respectively, in 2023, compared with US$0.69 and US$0.60, respectively, in 2022.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021 with an extended expiration date of May 21, 2024, the Company completed cash repurchases in the open market of 3,972,876 American depositary shares (“ADSs”), representing 3,972,876 Class A ordinary shares, for an aggregate amount of approximately US$35.5 million, as of December 31, 2023. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$114.5 million as of December 31, 2023.

Outlook

For the first quarter of 2024, Yalla currently expects revenues to be between US$72.0 million and US$79.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, March 11, 2024, at 8:00 PM U.S. Eastern Time, Tuesday, March 12, 2024, at 4:00 AM Dubai Time, or Tuesday, March 12, 2024, at 8:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	1609316

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until March 18, 2024, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	1323561

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenue in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	December 31, 2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	407,256,837	311,883,463
Restricted cash	—	423,567
Term deposits	20,000,000	213,105,501
Short-term investments	25,788,304	10,282,329
Amounts due from a related party	—	109,507
Prepayments and other current assets	28,652,840	33,340,602
Total current assets	481,697,981	569,144,969
Non-current assets
Property and equipment, net	2,121,613	1,583,604
Intangible asset, net	1,328,470	1,133,715
Operating lease right-of-use assets	1,950,364	2,382,026
Long-term investments	3,833,750	51,692,218
Other assets	15,406,078	13,015,729
Total non-current assets	24,640,275	69,807,292
Total assets	506,338,256	638,952,261

LIABILITIES
Current liabilities
Accounts payable	5,382,276	928,055
Deferred revenue	35,957,485	46,558,571
Operating lease liabilities, current	858,452	1,153,691
Accrued expenses and other current liabilities	22,821,168	26,694,999
Total current liabilities	65,019,381	75,335,316
Non-current liabilities
Operating lease liabilities, non-current	744,612	949,970
Amounts due to a related party	709,789	—
Total non-current liabilities	1,454,401	949,970
Total liabilities	66,473,782	76,285,286

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,356	13,778
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	294,406,395	313,306,523
Treasury stock	(27,014,697)	(35,527,305)
Accumulated other comprehensive loss	(1,701,111)	(2,341,740)
Retained earnings	174,880,748	292,223,525
Total shareholders’ equity of Yalla Group Limited	440,587,164	567,677,254
Non-controlling interests	(722,690)	(5,010,279)
Total equity	439,864,474	562,666,975
Total liabilities and equity	506,338,256	638,952,261

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	US$	US$	US$	US$	US$
Revenues	75,113,791	85,187,360	80,925,228	303,603,522	318,877,564
Costs and expenses
Cost of revenues	(27,439,485)	(27,772,226)	(30,571,656)	(113,808,128)	(114,527,174)
Selling and marketing expenses	(14,254,031)	(11,292,732)	(10,356,555)	(49,939,683)	(45,382,752)
General and administrative expenses	(13,040,902)	(7,325,451)	(11,300,036)	(36,582,626)	(36,808,454)
Technology and product development expenses	(5,376,318)	(6,396,426)	(5,411,303)	(24,575,485)	(25,804,995)
Total costs and expenses	(60,110,736)	(52,786,835)	(57,639,550)	(224,905,922)	(222,523,375)
Operating income	15,003,055	32,400,525	23,285,678	78,697,600	96,354,189
Interest income	2,295,844	5,612,861	6,479,095	3,300,976	19,833,520
Government grants	110,258	228	154,908	322,273	337,355
Investment income	277,122	435,545	271,566	21,407	1,728,308
Impairment loss of investments	(705,428)	(2,509,480)	—	(705,428)	(2,509,480)
Income before income taxes	16,980,851	35,939,679	30,191,247	81,636,828	115,743,892
Income tax expense	(416,342)	(708,673)	(539,276)	(2,598,983)	(2,685,456)
Net income	16,564,509	35,231,006	29,651,971	79,037,845	113,058,436
Net loss attributable to non-controlling interests	198,008	994,099	1,533,491	718,952	4,284,341
Net income attributable to Yalla Group Limited’s shareholders	16,762,517	36,225,105	31,185,462	79,756,797	117,342,777
Earnings per ordinary share
——Basic	0.11	0.23	0.20	0.52	0.74
——Diluted	0.09	0.20	0.17	0.45	0.65
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	157,373,645	160,554,831	159,656,332	153,526,679	159,264,843
——Diluted	177,515,233	183,111,650	182,819,044	176,639,558	181,800,240

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	US$	US$	US$	US$	US$
Cost of revenues	884,691	627,760	1,479,600	4,798,901	4,061,122
Selling and marketing expenses	1,019,064	532,001	692,727	5,774,985	3,210,434
General and administrative expenses	2,963,686	1,633,262	1,417,835	14,752,580	9,539,356
Technology and product development expenses	315,581	255,677	198,803	1,364,504	1,118,930
Total share-based compensation expenses	5,183,022	3,048,700	3,788,965	26,690,970	17,929,842

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	US$	US$	US$	US$	US$
Operating income	15,003,055	32,400,525	23,285,678	78,697,600	96,354,189
Share-based compensation expenses	5,183,022	3,048,700	3,788,965	26,690,970	17,929,842
Non-GAAP operating income	20,186,077	35,449,225	27,074,643	105,388,570	114,284,031

Net income	16,564,509	35,231,006	29,651,971	79,037,845	113,058,436
Share-based compensation expenses, net of tax effect of nil	5,183,022	3,048,700	3,788,965	26,690,970	17,929,842
Non-GAAP net income	21,747,531	38,279,706	33,440,936	105,728,815	130,988,278

Net income attributable to Yalla Group Limited’s shareholders	16,762,517	36,225,105	31,185,462	79,756,797	117,342,777
Share-based compensation expenses, net of tax effect of nil	5,183,022	3,048,700	3,788,965	26,690,970	17,929,842
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	21,945,539	39,273,805	34,974,427	106,447,767	135,272,619

Non-GAAP earnings per ordinary share
——Basic	0.14	0.24	0.22	0.69	0.85
——Diluted	0.12	0.21	0.19	0.60	0.74
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	157,373,645	160,554,831	159,656,332	153,526,679	159,264,843
——Diluted	177,515,233	183,111,650	182,819,044	176,639,558	181,800,240